SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Schlumberger N.V. (Schlumberger Limited)

(Name of Subject Company (issuer))

Schlumberger N.V. (Schlumberger Limited)

(Names of Filing Persons (issuer))

1.500% Series A Convertible Debentures Due 2023

(Title of Class of Debentures)

806857 AB 4

806857 AC 2

(CUSIP Number of Class of Debentures)

Ellen Summer

Secretary and General Counsel

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. David Kirkland, Jr.

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$306,548,000	$12,048

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.500% Series A Convertible Debentures Due 2023, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 24, 2008, there was $306,548,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $306,548,000.

**	The amount of the filing fee equals $39.30 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	Summary Term Sheet.

The following are answers to some of the questions that you may have about your option to require us to purchase your debentures as described in this document. We refer to this option as the “Option.” To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this document and the accompanying company notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my debentures? Why are you making the offer?

Schlumberger N.V. (Schlumberger Limited), a Netherlands Antilles corporation, is required to purchase all of the outstanding 1.500% Series A Convertible Debentures Due 2023 issued by it on June 9, 2003 and July 2, 2003, with respect to which holders validly exercise the Option. We issued the debentures under an Indenture dated as of June 9, 2003, as supplemented, between us and HSBC Bank USA, National Association (“HSBC”) (successor to Citibank, N.A.), as trustee. As of April 24, 2008, there was $306,548,000 aggregate principal amount of debentures outstanding.

•	How much are you offering to pay?

Under the terms of the debentures, each holder of the debentures may require us to purchase its debentures on June 2, 2008 at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but not including, such repurchase date.

•	What is the form of payment?

Under the terms of the debentures, we will pay the purchase price in cash.

•	Are the debentures convertible into common stock?

Yes. Each debenture is convertible at any time until the close of business on June 9, 2008, at the option of the holder, unless previously redeemed or repurchased, into Schlumberger’s common stock at a conversion rate of 27.6510 shares of common stock per $1,000 principal amount. This conversion rate is subject to adjustment in certain events. As a holder of debentures, you may surrender your debentures for conversion at any time prior to the close of business on June 9, 2008.

On April 24, 2008, Schlumberger caused a notice to be mailed to holders of the debentures stating that it is calling for redemption on June 10, 2008 all of the outstanding 1.500% Series A Convertible Debentures Due 2023. The redemption price will be 100% of the principal amount thereof, plus accrued and unpaid interest up to, but not including, the redemption date.

•	How can I determine the market value of the debentures?

There is no established reporting system or market for trading in the debentures. To the extent that the debentures are traded, prices of the debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. Holders are urged to obtain, to the extent available, current market quotations for the debentures prior to making any decision with respect to the Option.

•	What does your board of directors think of the Option?

Although our board of directors has approved the terms of the Option included in the indenture, the board has not made any recommendation as to whether you should surrender your debentures for purchase. You must make your own decision whether to surrender your debentures for purchase and, if so, the number of debentures to surrender.

•	When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on May 23, 2008. We do not plan to extend the period you have to accept the Option unless required to do so by federal securities laws.

•	What are the conditions to your purchase of the debentures?

If our purchase of validly surrendered debentures is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my debentures?

To surrender your debentures for purchase pursuant to the Option, you must deliver the required documents (including a purchase notice attached to the company notice delivered with this document) to HSBC, as paying agent, no earlier than 9:00 a.m., New York City time, on April 25, 2008 and no later than 5:00 p.m., New York City time, on May 23, 2008, as follows:

•

Holders who are participants in The Depository Trust Company (“DTC”) should surrender their debentures electronically through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system. Holders surrendering through DTC need not submit a physical purchase notice to the paying agent if those holders comply with DTC’s transmittal procedures.

•

Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their debentures and instruct that nominee to surrender the debentures on the holders’ behalf.

•	If I surrender, when will I receive payment for my debentures?

We will accept for payment all validly surrendered debentures immediately upon expiration of the Option. We will forward to the paying agent, prior to 10:00 a.m. New York City time on June 2, 2008, the appropriate amount of cash required to pay the total purchase price for debentures that have been validly surrendered for payment and not withdrawn, and the paying agent will promptly distribute the cash to the holders in accordance with the terms of the indenture.

•	Until what time can I withdraw previously surrendered debentures?

You can withdraw debentures previously surrendered for purchase at any time until 5:00 p.m., New York City time, on May 23, 2008.

•	How do I withdraw previously surrendered debentures?

To withdraw previously surrendered debentures, you must comply with DTC’s withdrawal procedures or, for debentures in certificated form, deliver an executed written notice of withdrawal to the paying agent prior to 5:00 p.m., New York City time, on May 23, 2008. Holders withdrawing through DTC need not submit a physical notice of withdrawal to the paying agent if those holders comply with the withdrawal procedures of DTC.

•	Do I need to do anything if I do not wish to surrender my debentures for purchase?

No. If you do not deliver a properly completed and duly executed purchase notice to the paying agent before the expiration of the Option, we will not purchase your debentures and such debentures will remain outstanding subject to their existing terms.

•	If I choose to surrender my debentures for purchase, do I have to surrender all of my debentures?

No. You may surrender all of your debentures, a portion of your debentures or none of your debentures for purchase. If you wish to surrender a portion of your debentures for purchase, however, you must surrender your debentures in a principal amount of $1,000 or in integral multiples of $1,000.

•	If I do not surrender my debentures for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your debentures for purchase, your conversion rights will not be affected.

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my debentures for purchase in the Option?

The receipt of cash in exchange for debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

•	Who is the paying agent?

HSBC (successor to Citibank, N.A.), the trustee for the debentures, is serving as paying agent in connection with the Option. Its address and telephone number are set forth in the company notice delivered with this document.

•	Who can I talk to if I have questions about the Option?

Questions and requests for assistance in connection with the surrender of debentures for purchase pursuant to the Option may be directed to HSBC Corporate Trust Operations at (800) 662-9844.

ITEM 2.	Subject Company Information.

(a) Name and Address. Schlumberger N.V. (Schlumberger Limited) is a Netherlands Antilles corporation. The address of Schlumberger’s principal executive offices in the United States is 5599 San Felipe, 17th Floor, Houston, Texas 77056. Schlumberger’s telephone number at these offices is (713) 513-2000.

(b) Securities. The securities subject to this Schedule TO and to the transaction described in the response to paragraph (a) of Item 4 below are all outstanding 1.500% Series A Convertible Debentures Due 2023 of Schlumberger. As of April 24, 2008, there was $306,548,000 aggregate principal amount of debentures outstanding.

(c) Trading Market and Price. There is no established reporting system or trading market for trading in the debentures. To the extent that the debentures are traded, prices of the debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The debentures have been deposited with HSBC as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Each debenture is convertible at any time, at the option of the holder, into Schlumberger’s common stock at a conversion rate of 27.6510 shares of common stock per $1,000 principal amount at maturity, upon the terms and subject to the conditions of the debentures and the indenture. This conversion rate is subject to adjustment in certain events. The debentures are convertible at any time prior to maturity unless previously redeemed or repurchased.

Schlumberger’s common stock is listed on the New York Stock Exchange under the symbol “SLB.” The following table presents the range of high and low quarterly sales prices of Schlumberger’s common stock on the NYSE since January 1, 2006.

	Price
	High	Low
2006
First Quarter	$65.875	$49.200
Second Quarter	$74.750	$54.000
Third Quarter	$68.550	$54.730
Fourth Quarter	$69.300	$56.850
2007
First Quarter	$71.170	$55.680
Second Quarter	$89.200	$68.250
Third Quarter	$108.750	$81.260
Fourth Quarter	$114.840	$87.420
2008
First Quarter	$102.31	$74.86

On March 31, 2008, the last reported sales price of Schlumberger’s common stock on the NYSE was $87.00 per share. As of that date, there were 1,193,086,947 shares of common stock outstanding. We urge you to obtain current market information for the debentures, to the extent available, and the common stock before making any decision to surrender your debentures pursuant to the Option.

ITEM 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Schlumberger. For the name and address of Schlumberger, see the response to paragraph (a) of Item 2 above. The following table presents the name and title of each of Schlumberger’s executive officers and directors as of March 31, 2008. The address of each such person is c/o Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Name	Title
Andrew Gould	Chairman, Chief Executive Officer and Director
Simon Ayat	Executive Vice President and Chief Financial Officer
Chakib Sbiti	Executive Vice President
Dalton Boutte	Executive Vice President
Ellen Summer	Secretary and General Counsel
Ashok Belani	Vice President and Chief Technology Officer
Mark Corrigan	Vice President Operations Oilfield Services
Mark Danton	Vice President - Director of Taxes
Howard Guild	Chief Accounting Officer
Paal Kibsgaard	Vice President Engineering, Manufacturing and Sustaining
Catherine MacGregor	Vice President Personnel
Rodney Nelson	Vice President Communications
H. Sola Oyinlola	Vice President Treasurer
Malcolm Theobald	Vice President Investor Relations
Sophie Zurquiyah-Rousset	Chief Information Officer
Philippe Camus	Director
Jamie S. Gorelick	Director
Tony Isaac	Director
Nikolay Kudryavtsev	Director
Adrian Lajous	Director
Michael E. Marks	Director
Didier Primat	Director
Leo Rafael Reif	Director
Tore I. Sandvold	Director
Nicolas Seydoux	Director
Linda Gillespie Stuntz	Director

ITEM 4.	Terms of the Transaction.

(a) Material Terms.

General

The securities subject to this Schedule TO and to the transaction described in this document are Schlumberger’s 1.500% Series A Convertible Debentures Due 2023. See response to paragraph (b) of Item 2 above. Schlumberger issued the debentures under an Indenture dated as of June 9, 2003, as supplemented, between Schlumberger and HSBC (successor to Citibank, N.A.), as trustee. The description of the debentures and the indenture set forth under the caption “Description of the Debentures” in Schlumberger’s prospectus dated November 4, 2003, as filed with the SEC on November 10, 2003, is incorporated by reference in this Schedule TO.

Under the indenture, each holder of the debentures may require Schlumberger to purchase that holder’s debentures on June 2, 2008 at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to, but not including, such repurchase date. Schlumberger will pay the purchase price in cash with respect to any and all debentures validly surrendered for purchase and not withdrawn. Schlumberger will accept debentures surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof. Interest on the debentures validly surrendered for purchase and not withdrawn will cease to accrue on the purchase date unless Schlumberger defaults in making payment of the purchase price on those debentures.

The purchase price is based solely on the requirements of the indenture and the debentures and bears no relationship to the market price of the debentures or of Schlumberger’s common stock. Accordingly, the purchase price may be significantly higher or lower than the current market price of the debentures. Holders of debentures are urged to obtain the best available information as to potential current market prices of the debentures, to the extent available, and Schlumberger’s common stock before making a decision whether to surrender their debentures for purchase.

If any debentures remain outstanding following expiration of the Option, Schlumberger will become obligated to purchase any then-remaining debentures, at the option of the holders, in whole or in part, on June 1, 2013 and June 1, 2018, respectively, at purchase prices equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the repurchase date. Schlumberger will have the option to pay the purchase price in cash, common stock or a combination thereof.

Call for Redemption

On April 24, 2008, Schlumberger caused a notice to be mailed to holders of the debentures stating that it is calling for redemption on June 10, 2008 all of the outstanding 1.500% Series A Convertible Debentures Due 2023. The redemption price will be 100% of the principal amount thereof, plus accrued and unpaid interest up to, but not including, the redemption date.

The debentures may be converted at any time before the close of business on June 9, 2008, the business day prior to the redemption date. The debentures are convertible into common stock, par value $0.01 per share, of Schlumberger at a rate of 27.6510 shares of common stock per $1,000 principal amount of debentures. Shares of common stock deliverable upon conversion will be delivered as soon as practicable after the conversion date to the account of the holder. Schlumberger will not issue fractional shares of common stock but will pay cash in lieu of fractional shares based on the closing sales price of a share of common stock on the NYSE on the last trading day prior to the conversion date.

Expiration of the Option

The Option expires at 5:00 p.m., New York City time, on May 23, 2008. We do not plan to extend the period holders of debentures have to accept the Option unless required to do so by federal securities laws.

Procedures for Surrendering Debentures

The method of delivery of debentures, the related purchase notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such debentures and delivering such purchase notice and, except as expressly otherwise provided in the purchase notice, delivery will be deemed made only when actually received by the paying agent. The date of any postmark or other indication of when a debenture or the purchase notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of May 23, 2008 to permit delivery to the paying agent prior to 5:00 p.m., New York City time, on May 23, 2008.

The indenture requires that the purchase notice contain:

•

the certificate number of the debentures in certificated form being delivered for purchase (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which portion must be in principal amounts of $1,000 or integral multiples thereof; and

•	a statement that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

A holder whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her debentures and instruct such nominee to surrender the debentures for purchase on the holder’s behalf.

A holder who is a DTC participant may elect to surrender to Schlumberger his or her beneficial interest in the debentures by:

•	delivering to the paying agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the debentures on or prior to 5:00 p.m., New York City time, on May 23, 2008; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system.

In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the paying agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the purchase notice.

Debentures and the purchase notice must be delivered to the paying agent to collect payment. Delivery of documents to DTC or Schlumberger does not constitute delivery to the paying agent. Holders that surrender through DTC need not submit a physical purchase notice to the paying agent if such holders comply with DTC’s transmittal procedures.

Withdrawal Procedures

Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on May 23, 2008. In order to withdraw debentures, holders must either comply with DTC’s withdrawal procedures or, for debentures in certificated form, deliver to the paying agent written notice containing:

•	the principal amount of the withdrawn debentures;

•	the certificate number of the withdrawn debentures; and

•	the principal amount, if any, of such debentures which remains subject to the original repurchase notice and which have been or will be delivered for purchase by Schlumberger.

Any properly withdrawn debentures will be deemed not validly surrendered for purposes of the Option. Debentures withdrawn from the Option may be resurrendered by following the surrender procedures described above. Holders that withdraw through DTC need not submit a physical notice of withdrawal to the paying agent if such holders comply with DTC’s withdrawal procedures.

Payment of Purchase Price

For debentures in certificated form, the purchase price for such debentures validly surrendered for purchase and not withdrawn will be paid to the holder promptly following June 2, 2008, subject to receipt of the surrendered debentures. Each holder of a beneficial interest in the debentures that has properly delivered such beneficial interest for purchase by Schlumberger through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on May 23, 2008, will receive the purchase price on the later of June 2, 2008 and the time of book-entry transfer of the debentures.

Certain U.S. Federal Income Tax Considerations

The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders that hold debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering debentures pursuant to the Option. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

For purposes of the discussion that follows, a “U.S. holder” is a beneficial owner of debentures that for U.S. federal income tax purposes is: an individual citizen or resident of the United States; a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; an estate if its income is subject to U.S. federal income taxation regardless of its source; or a trust (1) that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Except in the case of a partnership, a “Non-U.S. holder” is a beneficial owner of debentures other than a U.S. holder.

U.S. Holders. A U.S. holder who receives cash in exchange for debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received (less any amount attributable to accrued and unpaid interest on the debentures that the holder has not previously included in income, which will generally be taxable as ordinary income) and (b) the U.S. holder’s adjusted tax basis in the debentures surrendered. A U.S. holder’s adjusted tax basis in debentures will generally equal the holder’s cost of the debentures, increased by any accrued market discount previously included in income and reduced by any bond premium previously amortized by the U.S. holder. Except as described below with respect to market discount, gain recognized upon the exchange will generally be long-term capital gain or loss if the U.S. holder’s holding period in the debenture is more than one year at the time of the exchange. The deductibility of net capital losses is subject to limitations.

Under the market discount rules of the Code, a U.S. holder that purchased a debenture at a market discount will generally be required to treat any gain realized on the exchange of the debenture as ordinary income to the extent of the accrued market discount that has not been previously included in income. Market discount is generally defined as the amount by which the U.S. holder’s purchase price for the debentures is less than the debentures’ stated redemption price at maturity (generally, the debentures’ principal amount) on the date of purchase, subject to a statutory de minimis exception. U.S. holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under the market discount rules.

Non-U.S. Holders. A Non-U.S. holder that receives cash in exchange for debentures pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless (a) the gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met. A Non-U.S. holder will not be subject to U.S. federal income tax on amounts received that are attributable to accrued and unpaid interest on the debentures, unless the Non-U.S. holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest either (a) is derived in the active conduct of a banking, financing or similar business within the United States or (b) is received by a corporation the principal business of which is trading in stocks or securities for its own account, and certain other conditions exist.

Backup Withholding. Under the backup withholding provisions of the Code, a U.S. holder who surrenders debentures for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such U.S. holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number) or otherwise fails to comply with the applicable U.S. information reporting or certification requirements. U.S. holders electing to surrender debentures should complete a Substitute Form W-9 which is part of this Schedule TO and attach it to the debentures being surrendered. If you are a U.S. holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9. A Non-U.S. holder may be subject to U.S. backup withholding tax on payments on debentures made pursuant to the Option unless the Non-U.S. holder complies with certification procedures to establish that it is not a U.S. person.

All descriptions of tax considerations are for holders’ guidance only and are not tax advice. Schlumberger recommends that holders consult with their tax and financial advisors with respect to the tax consequences of surrendering debentures for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their debentures for purchase.

Purchases of Debentures by Schlumberger and Its Affiliates

Each of Schlumberger and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing debentures (or the right to purchase debentures) other than through the Option for a period of at least ten business days after the purchase date. Following that time, if any debentures remain outstanding, Schlumberger and its affiliates may purchase debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the purchase price to be paid pursuant to the Option. Any decision to purchase debentures after the Option, if any, will depend upon many factors, including the market price of the debentures, the amount of debentures surrendered for purchase pursuant to the Option, the market price of Schlumberger’s common stock, Schlumberger’s business and financial position and general economic and market conditions.

Schlumberger has called for redemption any debentures that remain outstanding, for cash at a price equal to the principal amount plus accrued and unpaid interest to the redemption date of June 10, 2008. Please see the Notice of Redemption filed as exhibit (a)(5)(A) to this Schedule TO.

(b) Purchases.

Not applicable.

ITEM 5.	Past Contacts, Transactions, Negotiations and Arrangements.

Except as described herein, neither Schlumberger nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of Schlumberger including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Schlumberger’s directors and executive officers are parties to Schlumberger’s ordinary course stock incentive plans and employee stock purchase plans, as disclosed in Schlumberger’s filings with the SEC.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

The purpose of the transaction is described in the response to paragraph (a) of Item 4 above. All debentures that are purchased by Schlumberger pursuant to this document will be canceled by the trustee. Except as described in this document, there currently are no plans that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Schlumberger or any of its subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of Schlumberger or any of its subsidiaries;

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Schlumberger;

(4) any change in the present board of directors or management of Schlumberger, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in Schlumberger’s corporate structure or business;

(6) any class of equity security of Schlumberger to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity security of Schlumberger becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

(8) the suspension of Schlumberger’s obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of Schlumberger, or the disposition of securities of Schlumberger; or

(10) any changes in Schlumberger’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Schlumberger.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Assuming all holders of the debentures require Schlumberger to purchase their debentures, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is $306,548,000. Schlumberger intends to pay the purchase price by using available cash.

(b) Conditions. Not applicable.

(c) Expenses. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Not applicable.

(b) Securities Transactions. During the 60 days preceding the date of this Schedule TO, neither Schlumberger nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the debentures.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above. HSBC, however, is the trustee under the indenture and will be communicating with and providing notices to holders of the debentures as required by the indenture.

ITEM 10.	Financial Statements of Certain Bidders.

Schlumberger believes that its financial condition is not material to a holder’s decision with respect to the Option because the consideration being paid to holders surrendering debentures consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding debentures and Schlumberger is a public reporting company that files reports with the SEC electronically on EDGAR. The financial condition and results of operations of Schlumberger and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. Schlumberger files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials Schlumberger files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Schlumberger files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about Schlumberger at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Schlumberger has filed with the SEC a Tender Offer Statement on Schedule TO to satisfy the filing and disclosure requirements of Section 13(e)(4) and Rule 13e-4 of the Exchange Act, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about Schlumberger and its financial condition:

•	Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2007;

•	All other reports filed by Schlumberger with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

•	All documents filed by Schlumberger with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Schedule TO and prior to the expiration of the Option; and

•

The description of Schlumberger’s common stock contained in Schlumberger’s Current Report on Form 8-K filed with the SEC on April 29, 2005, as Schlumberger may update that description from time to time.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12.	Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Schlumberger Limited 1.500% Series A Convertible Debentures Due 2023, dated April 25, 2008.
(a)(1)(B)	—	Form of Purchase Notice (included in Exhibit (a)(1)(A)).
(a)(5)(A)	—	Notice of Redemption dated April 24, 2008.
(d)(1)	—	Indenture dated as of June 9, 2003, between Schlumberger and HSBC Bank USA, National Association (successor to Citibank, N.A.), as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.3 to Schlumberger’s Registration Statement on Form S-3, Registration No. 333-108730).
(d)(2)	—	First Supplemental Indenture dated as of June 9, 2003, between Schlumberger and the Trustee, relating to the 1.500% Series A Convertible Debentures Due 2023 (incorporated by reference to Exhibit 4.4 to Schlumberger’s Registration Statement on Form S-3, Registration No. 333-108730).
(d)(3)	—	The description of the debentures set forth under the caption “Description of the Debentures” in Schlumberger’s prospectus dated November 4, 2003, filed with the SEC on November 10, 2003 under Rule 424(b) of the Securities Act of 1933 (Registration No. 333-108730).
(g)	—	Not applicable.
(h)	—	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2008

SCHLUMBERGER LIMITED

By:	/s/ Howard Guild
Howard Guild
Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of Schlumberger Limited 1.500% Series A Convertible Debentures Due 2023, dated April 25, 2008.

(a)(1)(B)	Form of Purchase Notice (included in Exhibit (a)(1)(A)).

(a)(5)(A)	Notice of Redemption dated April 24, 2008.

(d)(1)	Indenture, dated as of June 9, 2003, between Schlumberger and HSBC Bank USA, National Association (successor to Citibank, N.A.), as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.3 to Schlumberger’s Registration Statement on Form S-3, Registration No. 333-108730).

(d)(2)	First Supplemental Indenture dated as of June 9, 2003, between Schlumberger and the Trustee, relating to the 1.500% Series A Convertible Debentures Due 2023 (incorporated by reference to Exhibit 4.4 to Schlumberger’s Registration Statement on Form S-3, Registration No. 333-108730).

(d)(3)	The description of the debentures set forth under the caption “Description of the Debentures” in Schlumberger’s prospectus dated November 4, 2003, filed with the SEC on November 10, 2003 under Rule 424(b) of the Securities Act of 1933 (Registration No. 333-108730).

(g)	Not applicable.

(h)	Not applicable.